SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2021

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                          No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding operational statistics for the first half of 2021 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on July 21, 2021.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化
SINOPEC

中 国 石 油 化 工 股 份 有 限 公 司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

OPERATIONAL STATISTICS FOR THE FIRST HALF OF 2021

This is an announcement voluntarily made by China Petroleum & Chemical Corporation (the “Sinopec Corp.” or the “Company”) in connection with certain matters relating to the operational statistics for the first half of 2021 of Sinopec Corp.

The board of directors and all directors of Sinopec Corp. warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Production	Unit	1H 2021	1H 2020	Change %
Oil and gas	mmboe	235.29	225.71	4.2
Crude Oil	mmbbls	138.15	140.27	(1.5)
China	mmbbls	123.62	124.05	(0.3)
Overseas	mmbbls	14.53	16.22	(10.4)
Natural Gas (Note 1)	bcf	582.62	512.41	13.7

Refinery Throughput (Note 2)	Million tonnes	126.11	110.95	13.7
Gasoline	Million tonnes	32.40	26.82	20.8
Diesel	Million tonnes	28.54	30.47	(6.3)
Kerosene incl. Jet Fuel	Million tonnes	11.24	9.90	13.5
Light Chemical Feedstock	Million tonnes	22.26	19.00	17.2

Ethylene	'000 tonnes	6,463	5,776	11.9
Synthetic Resins	'000 tonnes	9,292	8,376	10.9
Synthetic Fibers	'000 tonnes	676	573	18.0
Synthetic Rubbers	'000 tonnes	594	526	12.9

Total Domestic Sales Volume of Refined Oil Products	Million tonnes	84.01	77.75	8.1
Retail	Million tonnes	55.50	52.50	5.7
Direct sales & Distribution	Million tonnes	28.51	25.24	13.0

Notes:	1. Natural gas production conversion rate is 1 cubic meter = 35.31 cubic feet
2. Refinery throughput conversion rate is 1 tonne = 7.35 barrels
3. The above table includes 100% of the production from domestic Joint Ventures.

Investors are advised that the operational statistics for the first half of 2021 as listed in the above table are based on our current statistical survey of the Company. The Company will release its definitive production data in its interim report, which may be different from, and in such cases shall prevail over, the above.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
21 July 2021

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Zhao Dong*, Yu Baocai#, Liu Hongbinn#, Ling Yiqun#, Li Yonglin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: July 22, 2021